Exhibit 99.2

Bit Origin Limited Signs Letter of Intent to Purchase 850

Bitcoin Miners with Total Hash Rate of 85,000 TH/s

New York, June 2, 2022 (GLOBE NEWSWIRE) – Bit Origin Limited (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in crypto mining business with diversified expansion strategies, today announced that the Company has entered into a Letter of Intent (“LOI”) with certain company to purchase 850 Antminer S19j Pro (100 TH/s) Bitcoin Miners, which are expected to ramp up the hash rate of the Company's miner fleet by over 85,000 TH/s. The anticipated purchase of miners will increase the Company’s total Bitcoin miners to 5,228 units, producing approximately 501.2 PH/s when all miners are operating at full capacity, and it is expected to produce 63.45 BTCs per month when all miners are deployed.

Pursuant to the LOI, the Company agrees to purchase 850 Antminer S19j pro (100 TH/s) Bitcoin Miners in an aggregate value of $6,375,000. The Company expects to enter into a definitive agreement and expects the transaction to be completed in the coming weeks, subject to the customary conditions, and the miners are expected to be delivered to the Company’s U.S. mining facility upon assigning of the definitive agreement. As the transaction proceeds, the Company will publicly disclose required information either through press releases or SEC filings, as appropriate.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “We are very pleased to propose another asset purchase following the previous proposed purchase announced on June 1, 2022, and to continue working toward our strategic approach to accumulating miner assets. As we keep accumulating more miner assets and staying ahead of innovation, we are eyeing to become a leading bitcoin mining company.”

About Bit Origin Limited

Bit Origin Limited, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Limited

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com